

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 6, 2009

Kristin L. Pruitt, Esq.
Senior Vice President and General Counsel
Lakeland Financial Corporation
202 East Center Street, P.O. Box 1387
Warsaw, IN 46581-1387

> **Re:** **Lakeland Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 4, 2009**
> **File No. 333-162659**

Dear Ms. Pruitt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A filed November 4, 2009

Exhibit 5.1

1. It is inappropriate for counsel to deny that she is an expert within the meaning of Section 7 of the Securities Act. Please have counsel revise the opinion accordingly.

*　　　　*　　　　*　　　　*　　　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Robert M. Fleetwood, Esq., Barack Ferrazzano
       Joseph T. Ceithaml, Esq., Barack Ferrazzano